Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIE REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of our common stock is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, our Articles of Incorporation and Bylaws, each of which have been filed with the Securities and Exchange Commission. This description also summarizes relevant provisions of Washington law. We encourage you to read our Articles of Incorporation, Bylaws and the applicable provisions of Washington law for additional information.

General

Our authorized capital stock consists of 37,500,000 shares of common stock, without par or ascribed value, and 10,000,000 shares of preferred stock, without par or ascribed value, all of which shares of preferred stock are undesignated.

Our board of directors has the authority, without further action by our shareholders (unless required by Nasdaq rules), to issue up to the authorized amount of shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. No shares of preferred stock have been issued or are outstanding as of the date of the filing of this Annual Report on Form 10-K, and we have no present plan to issue any shares of preferred stock.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to shareholders for a vote. The holders of our common stock are not entitled to cumulative voting rights. Holders of our common stock are entitled to receive any dividends declared by our board of directors out of funds legally available for that purpose on a pro rata basis, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.  In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share in all assets remaining on a pro rata basis after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. Our common stock is traded on The NASDAQ Stock Market, LLC under the symbol “BSQR.” The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc. The transfer agent and registrar’s address is Post Office Box 1342, Brentwood, New York 11717.

Antitakeover Effects of Certain Provisions of our Articles of Incorporation, Bylaws and Washington Law

Certain provisions of our Articles of Incorporation, Bylaws and Washington law may discourage, delay or prevent a change in the control of us or a change in our management, even if doing so would be beneficial to our shareholders. The existence of these anti-takeover provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. Our board of directors has the authority under our Articles of Incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily with terms calculated to delay or prevent a change in control of our company or make removal of our management more difficult. In addition, our board of directors is divided into three classes. The directors in each class serve for three-year terms, one class being elected each year by our shareholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of our company because it generally makes it more difficult for shareholders to replace a majority of our directors.

Unanimous Written Consent of Shareholders

Washington law limits the ability of shareholders to act by written consent by requiring unanimous written consent for shareholder action to be effective. This limit may lengthen the amount of time required to take shareholder actions and would prevent the amendment of our Articles of Incorporation, our Bylaws or removal of directors by our shareholders without holding a meeting of shareholders.

Meetings of Shareholders

Our Articles of Incorporation and our Bylaws provide that only the Chairman of the board of directors, the President of the Corporation or the board of directors, or the holders of not less than twenty-five percent (25%) of all voted entitled to be cases on any issue proposed to be considered at such special meeting.

Washington Anti-Takeover Law

Washington law imposes restrictions on some transactions between a corporation and significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act generally prohibits a “target corporation” from engaging in certain significant business transactions with a defined “acquiring person” for a period of five years after the acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. This provision may have the effect of delaying, deterring or preventing a change in control of our company.